UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 20, 2024

Rumble Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-40079	85-1087461
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

444 Gulf of Mexico Dr

Longboat Key, FL 34228
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (941) 210-0196

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	RUM	The Nasdaq Global Market
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	RUMBW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events.

On December 20, 2024, Rumble Inc. (“Rumble” or the “Company”) issued a press release announcing it had entered into a definitive agreement with Tether Investments Limited (“Tether”) for a strategic investment by Tether.

A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks and uncertainties, and the Company’s actual results could differ materially from future results expressed or implied in these forward-looking statements. The forward-looking statements included in this Current Report are based on our current beliefs and expectations of the Company’s management as of the date of this Current Report. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements include uncertainties as to the timing of the transactions; uncertainties as to the percentage of shares of Rumble stock tendered in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions; the risk that we may be unable to derive additional benefits from the relationship with Tether, including increased advertising revenue, cloud revenue, and expansion into cryptocurrency payments; the risk that stockholder litigation in connection with the transactions may result in significant costs of defense, indemnification and liability; risks inherent with our increasing affiliation with crypto assets, including volatility; and those risks, uncertainties and factors described in more detail under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and in other filings made by the Company with the Securities and Exchange Commission.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press Release, dated December 20, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Rumble Inc.

Date: December 20, 2024	By:	/s/ Michael Ellis
	Name:	Michael Ellis
	Title:	General Counsel and Corporate Secretary

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